Exhibit 11.3

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Offering Statement, as amended, of Landa App LLC on Form 1-A of our report dated January 20, 2021, which includes an explanatory paragraph as to the company’s ability to continue as a going concern, with respect to our audits of the financial statements of Landa App LLC (formerly known as Landa Properties A LLC) in total and for each Series (collectively the “Company”) as of September 30, 2020, and for the nine months ended September 30, 2020, which report appears in the Prospectus, which is part of this Offering Circular. We also consent to the reference to our Firm under the heading “Experts” in such Offering Circular.

/s/ Marcum llp

Marcum llp

New York, NY

January 20, 2021